HABIT CARBON II, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017

Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To the Ownership of
Habit Carbon II, LLC
1553 Platte St #130
Denver, CO 80202

We have reviewed the accompanying balance sheet of Habit Carbon II, LLC. as of December 31, 2017, the related statement of operations, and statement of cash flow for the year then ended. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management (owners) is (are) responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Front Range CPA
Englewood, Colorado 80112

Heather Kearns

October 26, 2018

HABIT CARBON II, LLC

BALANCE SHEET
December 31, 2017

Assets

Current Assets

Cash	$	40

Property And Equipment - At Cost

Construction in process		15,200

Other Assets

Security deposit		8,602
Total Assets	$	23,842

Liabilities And Partners' Capital

Current Liabilities

Deferred rents	$	48,396
Due to related party - HC I, LLC		10,797
Total Current Liabilities		59,193

Partners' Capital		(35,351)
Total Liabilities And Partners' Capital	$	23,842

HABIT CARBON II, LLC

STATEMENT OF INCOME AND PARTNERS' CAPITAL
For The Year Ended December 31, 2017

Revenue	$ —
Operating Expenses	
Rent expense	56,998
Advertising	679
Licenses and permits	68
Net Operating Expenses	57,745
Net Operating Loss	(57,745)
Net Loss	(57,745)
Partner Capital Contributions	22,394
Partners' Capital - End Of Year	$ (35,351)

HABIT CARBON II, LLC

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2017

Cash Flows From Operating Activites		
Net loss	$	(57,745)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in assets and liabilities:		
Increase in deposits		(8,602)
Increase in deferred rent		48,396
Increase payable to related party		10,797
Net Cash Used In Operating Activities		(7,154)
Cash Flows From Investing Activities		
Payments for leasehold improvements		(15,200)
Cash Flow From Financing Activities		
Partner capital contributions		22,394
Net Increase In Cash		40
Cash - Beginning Of Year		—
Cash - End Of Year	$	40

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1. Nature Of Business And Significant Accounting Policies

Habit Carbon II, LLC (the Company), is a Colorado limited liability company, which will own and operate a restaurant located in Denver, Colorado. The Company was organized on November 12, 2014. The restaurant lease was signed June 15, 2017 for the 2200 California St. location. Construction in process activities are reflected in these financial statements.

Property And Equipment

Property and equipment acquisitions are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to expense on the straight-line basis over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the lease term or their respective estimated useful lives. Maintenance and repairs, including the replacement of minor items, are expensed as incurred.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Building	39 years
Leasehold improvements	5 - 39 years
Machinery and equipment	5 - 7 years
Furniture and fixtures	7 years
Vehicles	5 years

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date Of Management's Review

Management evaluates subsequent events through the date the financial statements are available for issue, which is the date of the Independent Accountants' Compilation Report.

2.   Other Assets

The Company entered into a lease agreement for 2200 California St., Denver, Colorado; the Company paid $8,602 in security deposits.

3.   Property And Equipment

Property and equipment consist of $15,200 of leasehold improvements as of December 31, 2017. The leasehold improvements are for the architecture costs related to the buildout of the leasehold property. No depreciation was recognized in 2017.

4.   Related Party

Three partners who own 47.42%, 18.69% and 6.61% of Habit Carbon II, LLC also own 14.81%, 11.10% and 10.07%, respectively, in a related party, Habit Carbon I, LLC, which is another restaurant in Denver. There is related party payable in the amount of $10,797.

5.   Operating Leases

On June 15, 2017, the Company entered into a 124-month lease agreement with 550 Spyder, LLC, which commenced September 1, 2017. The lease agreement was amended on October 20, 2017. The terms of the amended lease include 4 months of rental abatement from June 15, 2017 through October 15, 2017. Rent from October 16, 2017 through December 31, 2017 in the amount of $21,505 will be deferred and paid evenly over 6 months starting July 1, 2018. Required monthly payments of $8,602 for the first 6 months commence on January 1, 2018. Deferred rent and rent expense was $48,396 and $56,998 at December 31, 2017. The terms of the lease state that rent shall be 102.439% of the annual base rent for the prior year for each successive lease year.

Notes To Financial Statements *(Continued)*

The future minimum lease commitments for the following calendar years ended are:

Year		Amount
2018	$	124,729
2019		105,805
2020		108,450
2021		111,161
2022 and thereafter		727,819
	$	1,177,964